Exhibit 2

[Appaloosa LP Letterhead]

February 18, 2020

Ladies and Gentlemen –

We write regarding recent events surrounding the Federal Communications Commission’s (FCC) plans to clear and auction C-band spectrum currently licensed to Intelsat and other satellite operators. We are disappointed, to say the least, with the Board’s and management’s apparent acquiescence to the broad terms of the FCC’s latest proposal, which was clearly motivated by political considerations. The token compensation offered to Intelsat is an affront when compared to the values achieved in auctions of comparable spectrum across the globe over the past decade.

Setting aside the issue of valuation for the moment, we nonetheless commend the Board for forestalling a final embrace of the proposal, as its mechanical terms are manifestly unfair to Intelsat. The FCC’s proposed Order imposes several onerous provisions that inappropriately subsidize the prospective overlay licensees, and by extension, the FCC. Among the most egregious of these terms:

(1)	The Order requires the satellite operators to front billions of dollars of expenditures in order to clear spectrum for the benefit of an FCC auction that is not expected to begin until December 8th, 2020 -- and for which reimbursement seemingly will not begin to occur until May 2021 at the earliest.

(2)	The Order’s split of Accelerated Relocation Payments to Phases I & II of 25% and 75%, respectively, unfairly “back-ends” the satellite operators’ compensation and is disproportionate to the amount of spectrum cleared in the two phases (36% and 64%). Moreover, it is likely that the most useful and valuable portions of spectrum cleared will be in Phase I.

(3)	The FCC’s requirement that an operator post a letter of credit in order to receive a Phase I Accelerated Relocation Payment subjects them to an all-or-none requirement to clear its spectrum by September 2023 (the Phase II deadline). Thus, failure to clear even a de minimis portion of the requisite spectrum exposes the operators to massive financial loss and provides a windfall to the overlay licensees on a potential technicality.

Taken together, these terms impose upon Intelsat the full weight of financial and execution risks related to a process that is likely to yield benefits for the FCC and US Government many times greater than those afforded the Company. For a highly leveraged operator, such as Intelsat in particular, the cash required to conduct that process imposes a hardship that could easily trigger an insolvency before relocation can be accomplished.

IN SUCH CASE, THESE PROVISIONS APPEAR COUNTERPRODUCTIVE TO EVEN THE FCC’s PURPOSES – NOT TO MENTION THE US GOVERNMENT’S GOAL OF EXPEDITING THE CONSTRUCTION OF A LEADING EDGE 5G NETWORK.

Given these circumstances, Intelsat cannot bear the risks associated with the current Order as it is structured. We urge you to withhold acceptance pending negotiation of an agreement with the FCC on fair commercial terms. Failing that, we believe the Board has no choice but to resort to bankruptcy and litigation in order to protect Intelsat’s valuable license rights from an illegal modification.

Sincerely,

Appaloosa LP

By: /s/ David A. Tepper

David A. Tepper

President